UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38857

BIT ORIGIN LTD.

(Translation of registrant’s name into English)

375 park Ave, Fl 1502

New York, NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Shareholders Meeting

On May 18, 2023, at 10:00 a.m. Eastern Time, Bit Origin Ltd. (the “Company”) held its 2023 annual meeting of stockholders (the “Annual Meeting”) at 375 Park Ave, Fl 1502, New York, NY 10152. Holders of 38,554,910 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 38.35% of the total 100,542,872 outstanding ordinary shares as of the record date of April 10, 2023, and therefore constituting a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual meeting as of the record date. All matters voted on at the Annual Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to approve the re-appointment of four directors, Mr. Lucas Wang, Mr. K. Bryce Toussaint, Mr. Scott Silverman, and Mr. Xiaping Cao, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified	38,392,015	162,887	4
Proposal 2: By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023	38,434,285	4,114	116,500
Proposal 3: By an ordinary resolution, to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-30, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Annual Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share;	38,500,706	53,981	219
Proposal 4: By a special resolution, to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented	38,394,412	45,808	114,686

Proposal 5: By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 38 with the following: “Subject to the provisions of the Act and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.”	38,522,122	21,788	11,000
Proposal 6: By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 48 with the following:

“At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.”	38,494,106	49,799	11,000
Proposal 7: By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 63 with the following:

“The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.”	38,373,066	60,839	121,000
Proposal 8: By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 75 with the following: “The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.”	38,513,122	40,783	1,000
Proposal 9: By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 76 with the following: “The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.”	38,520,264	33,641	1,000
Proposal 10: By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 90 with the following: “The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.”	38,536,042	17,864	1,000

Proposal 11: By a special resolution, to amend and restate the Company’s Articles of Association to replace the definitions of “Ordinary Resolution” and “Special Resolution” in the Company’s Articles of Association with the following:

“Ordinary Resolution. A resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting.

Special Resolution. A resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act.”

	38,532,613	21,092	1,200
Proposal 12: By a special resolution, to amend and restate the Company’s Articles of Association to replace all references to “the Law” with references with to “the Act”.	38,521,133	32,372	1,400
Proposal 13: By an ordinary resolution, to adjourn the Annual Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Annual Meeting to approve the proposals described above.	38,391,010	162,895	1,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023	BIT ORIGIN LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board